UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

GREAT LAKES DREDGE & DOCK CORPORATION

(Name of Subject Company)

GREAT LAKES DREDGE & DOCK CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

390607109

(CUSIP Number of Class of Securities)

Vivienne R. Schiffer

Senior Vice President, Chief Legal Officer,

Chief Compliance Officer and Corporate Secretary

Great Lakes Dredge & Dock Corporation

9811 Katy Freeway, Suite 1200

Houston, Texas 77024

(346) 359-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

John P. Kelsh

Scott R. Williams

Leigh B. Rorick

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the cash tender offer made by Huron MergeCo., Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), to purchase all of the Company’s issued and outstanding shares of Common Stock, par value $0.0001 per share (the “Shares”), pursuant to the Agreement and Plan of Merger, dated as of February 10, 2026, by and among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time, the “Merger Agreement”), at a purchase price of $17.00 per Share, net to the seller thereof in cash, without interest, subject to any required tax withholding (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 4, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on March 4, 2026. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

This Amendment should be read in conjunction with the rest of the Schedule 14D-9, as amended, which we urge you to read in its entirety.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The second bullet point of the subsection titled “—Arrangements Between the Company and its Executive Officers and Directors—Interests of Certain Persons” on page 3 of the Schedule 14D-9 is hereby amended and supplemented as follows (new language underlined):

•

“The potential receipt of severance payments and benefits by certain executive officers under their respective employment agreements (certain of which have been amended in connection with the Merger as described further below) or, in the case of executive officers without employment agreements, under the terms of the Great Lakes Dredge & Dock Company Severance Pay Plan (the “Severance Plan”), if their employment is terminated by the Company without “cause” or by the executive with “good reason” (in each case as defined therein) (which has been amended in connection with the Merger as described further below), and, consistent with the Employment Agreement Amendments (as defined below) as negotiated, Lasse J. Petterson, Scott L. Kornblau and Vivienne R. Schiffer are expected to stay in their current positions with the Company following the Closing;”

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The third paragraph under the section titled “ —Background of the Offer and the Merger” on page 16 of the Schedule 14D-9 is hereby amended and supplemented as follows (new language underlined):

“On April 16, 2025, Mark Tabbutt, the President and Chairman of Saltchuk, contacted Lasse J. Petterson, the Company’s Chief Executive Officer and President, to request a meeting. This was the first communication between any member of the senior management of Saltchuk and any member of the Company’s senior management, and the Company’s senior management viewed this as a customary request for an introductory meeting. No proposal with respect to a strategic transaction was made at the meeting.”

The fourteenth paragraph under the section titled “ —Background of the Offer and the Merger” on page 17 of the Schedule 14D-9 is hereby amended and supplemented as follows (new language underlined):

“On October 22, 2025, the Company Board held a telephonic special meeting at which representatives of senior management, Sidley and, in part, Guggenheim Securities, were in attendance. Management described for the Company Board the recent communications with Saltchuk and that the purpose of the meeting was to determine whether to engage in further discussions with Saltchuk and whether to explore any strategic alternatives, including a potential sale of the Company. Representatives of Sidley provided the Company Board with a legal briefing regarding the Company Board members’ fiduciary duties in the context of considering strategic alternatives that may be available to the Company, including a potential sale of the Company. It was noted that senior management was instructed not to engage in discussions with Saltchuk or any other potential counterparty regarding post-closing employment unless authorized by the Company Board. The Company Board and Sidley discussed the material terms of the Guggenheim Securities engagement letter. The Company Board considered these terms, as well as Guggenheim Securities’ qualifications, expertise and reputation and its knowledge of the Company’s business and the industry in which it operates, and approved the engagement of Guggenheim Securities as the Company’s financial advisor. The Company Board also considered Guggenheim Securities’ relationships and determined that, based on the information the Company Board had been provided, Guggenheim Securities did not have any relationships that would prevent it from providing independent advice or an independent fairness opinion to the Company. The Company Board authorized the engagement of Guggenheim Securities (and on October 28, 2025, the Company entered into an engagement letter with Guggenheim Securities). Guggenheim Securities reviewed with the Company Board the communications they had with Saltchuk and the Company regarding a potential transaction, and described for the Company Board what a process might look like if the Company Board were interested in considering a potential strategic transaction. Management reviewed with the Company Board the October 2025 Financial Projections (as defined below). Management and the Company Board discussed the approach to preparing the October 2025 Financial Projections, the assumptions included in the projections and the challenges and opportunities not reflected in the projections. The Company Board reviewed and accepted the October 2025 Financial Projections. The Company Board discussed the status and performance of the Company’s business, the prospects of the Company and the opportunities and challenges facing the Company, and whether this was the time to explore potential strategic alternatives. The Company Board also considered the merits and considerations of reaching out to additional third parties, including the risks associated with a leak that the Company was engaging in such discussions, the universe of potential third parties who may be interested in acquiring the Company, and the preliminary nature of Saltchuk’s expressed interest. Following discussion, the Company Board determined to continue discussions with Saltchuk. The Company Board also determined it would evaluate next steps as to whether to evaluate other potential alternatives or other potential counterparties at a later time. The Company Board authorized senior management to distribute the projections to Guggenheim Securities for purposes of their valuation analysis, as well as to Saltchuk.”

The nineteenth paragraph under the section titled “ —Background of the Offer and the Merger” on page 18 of the Schedule 14D-9 is hereby amended and supplemented as follows (new language underlined):

“On November 7, 2025, representatives of Evercore, on behalf of Saltchuk, submitted to the Company Board a written, non-binding indication of interest to acquire the Company for a price within a range of $13.25 to $15.00 per share in cash (the “Initial IOI”), representing a premium of 14.0% to 29.0% to the Company’s volume weighted average price per Share for the 30-trading day period ending on November 7, 2025. The Initial IOI referenced that the business would operate on a go-forward basis in substantially the same manner with no material changes to management, and that Saltchuk expected to welcome and support the Company’s over 1,000 employees.”

The twenty-fourth paragraph under the section titled “ —Background of the Offer and the Merger” on page 18 of the Schedule 14D-9 is hereby amended and supplemented as follows (new language underlined):

“On November 20, 2025, Saltchuk submitted to the Company Board a written, non-binding indication of interest to acquire the Company for $17.00 per share in cash (the “Revised IOI”), representing a premium of 45.8% to the Company’s closing price of $11.66 as of November 20, 2025. As with the Initial IOI, the Revised IOI also referenced that the business would operate on a go-forward basis in substantially the same manner with no material changes to management, and that Saltchuk expected to welcome and support the Company’s over 1,000 employees.”

The forty-eighth paragraph under the section titled “ —Background of the Offer and the Merger” on page 23 of the Schedule 14D-9 is hereby amended and supplemented as follows (new language underlined):

“Over the course of the following days, the parties finalized the transaction documents and exchanged drafts of the Merger Agreement, related disclosure schedules and financing documentation, and negotiated open issues, including on equity award treatment, restrictions on the Company’s operations between signing and closing, financing covenants and the size of the Company termination fee. In addition, Saltchuk negotiated with each of Messrs. Petterson and Kornblau and Ms. Schiffer the Employment Agreement Amendments and consideration for the waiver of certain of their rights under their employment agreements. Consistent with the Employment Agreement Amendments as negotiated, Mr. Petterson, Mr. Kornblau and Ms. Schiffer are expected to stay in their current positions with the Company following the Closing. Aside from the negotiation and execution of the Employment Agreement Amendments leading up to signing, no additional conversations were had between the Company’s senior management team and Saltchuk regarding the terms of post-Closing employment prior to signing the Merger Agreement. On February 10, 2026, the parties agreed to a Company termination fee of 3.15% of equity value.”

The subsection titled “ —Financial Projections” on page 30 of the Schedule 14D-9 is hereby amended and supplemented as follows (new language underlined and deleted text crossed through):

“Financial Projections

The following table summarizes the October 2025 Financial Projections:

	Fiscal Years Ended December 31,
(U.S. dollars in millions)	2026E	2027E	2028E	2029E	2030E
Total Revenue	$864	$879	$917	$956	$1,012
Adjusted EBITDA(1)	$178	$203	$218	$225	$239
EBITA(2)	$117	$140	$154	$162	$175
Unlevered Free Cash Flow(3)	$81	$92	$160	$152	$168

(1)

Adjusted EBITDA, which is a non-GAAP financial measure, is defined as net income adjusted for net interest expense, income taxes, depreciation and amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. Adjusted EBITDA is after deduction of stock-based compensation expense for fiscal years 2026, 2027, 2028, 2029 and 2030 (of $9, $9, $10, $10 and $10 in each of the applicable periods).

(2)

EBITA, which is a non-GAAP financial measure, is defined as net income adjusted for net interest expense, income taxes, amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. EBITA is after deduction of stock-based compensation expense for fiscal years 2026, 2027, 2028, 2029 and 2030 (of $9, $9, $10, $10 and $10 in each of the applicable periods).

(3)

Unlevered Free Cash Flow, which is a non-GAAP financial measure, was arithmetically derived by Guggenheim Securities based on the October 2025 Financial Projections provided to Guggenheim Securities by the Company’s management. Unlevered Free Cash Flow for fiscal years 2026, 2027, 2028, 2029 and 2030, respectively, is defined as Adjusted EBITDA from the October 2025 Financial Projections for each applicable period (i) less taxes ($30, $35, $39, $41 and $44 in each of the applicable periods, provided that such amounts do not take into account the Company’s net operating loss balance), (ii) plus or minus changes in net working capital ($4, $(17), $6, $(8) and $(1) in each of the applicable periods) and (iii) minus capital expenditures ($72, $59, $24, $25 and $25 in each of the applicable periods).

The following table summarizes the December 2025 Financial Projections:

	Fiscal Years Ended December 31,
(U.S. dollars in millions)	2026E	2027E	2028E	2029E	2030E
Total Revenue	$900	$879	$917	$956	$1,012
Adjusted EBITDA(1)	$185	$203	$218	$225	$239
EBITA(2)	$128	$140	$154	$162	$175
Unlevered Free Cash Flow(3)	$67	$82	$158	$154	$168

(1)

Adjusted EBITDA, which is a non-GAAP financial measure, is defined as net income adjusted for net interest expense, income taxes, depreciation and amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. Adjusted EBITDA is after deduction of stock-based compensation expense for fiscal years 2026, 2027, 2028, 2029 and 2030 (of $8, $9, $10, $10 and $10 in each of the applicable periods).

(2)

EBITA, which is a non-GAAP financial measure, is defined as net income adjusted for net interest expense, income taxes, amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. EBITA is after deduction of stock-based compensation expense for fiscal years 2026, 2027, 2028, 2029 and 2030 (of $8, $9, $10, $10 and $10 in each of the applicable periods).

(3)

Unlevered Free Cash Flow, which is a non-GAAP financial measure, was arithmetically derived by Guggenheim Securities based on the December 2025 Financial Projections provided to Guggenheim Securities by the Company’s management. Unlevered Free Cash Flow for fiscal years 2026, 2027, 2028, 2029 and 2030, respectively, is defined as Adjusted EBITDA from the December 2025 Financial Projections for each applicable period (i) less taxes ($32, $35, $39, $41 and $44 in each of the applicable periods, provided that such amounts do not take into account the Company’s net operating loss balance), (ii) plus or minus changes in net working capital ($1, $(27), $4, $(6) and $(1) in each of the applicable periods) and (iii) minus capital expenditures ($87, $59, $24, $25 and $25 in each of the applicable periods).

The following table summarizes the January 2026 Financial Projections:

	Fiscal Years Ended December 31,
(U.S. dollars in millions)	2026E	2027E	2028E	2029E	2030E
Total Revenue	$900	$879	$917	$956	$1,012
Adjusted EBITDA(1)	$185	$213	$228	$235	$249
EBITA(2)	$128	$150	$165	$172	$186
Unlevered Free Cash Flow(3)	$67	$88	$166	$160	$176

(1)

Adjusted EBITDA, which is a non-GAAP financial measure, is defined as net income adjusted for net interest expense, income taxes, depreciation and amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. Adjusted EBITDA is after deduction of stock-based compensation expense for fiscal years 2026, 2027, 2028, 2029 and 2030 (of $8, $9, $10, $10 and $10 in each of the applicable periods).

(2)

EBITA, which is a non-GAAP financial measure, is defined as net income adjusted for net interest expense, income taxes, amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. EBITA is after deduction of stock-based compensation expense for fiscal years 2026, 2027, 2028, 2029 and 2030 (of $8, $9, $10, $10 and $10 in each of the applicable periods).

(3)

Unlevered Free Cash Flow, which is a non-GAAP financial measure, was arithmetically derived by Guggenheim Securities based on the January 2026 Financial Projections provided to Guggenheim Securities by the Company’s management. Unlevered Free Cash Flow for fiscal years 2026, 2027, 2028, 2029 and 2030, respectively, is defined as Adjusted EBITDA from the January 2026 Financial Projections for each applicable period (i) less taxes ($32, $38, $42, $43 and $47 in each of the applicable periods, provided that such amounts do not take into account the Company’s net operating loss balance), (ii) plus or minus changes in net working capital ($1, $(29), $4, $(7) and $(1) in each of the applicable periods) and (iii) minus capital expenditures ($87, $59, $24, $25 and $25 in each of the applicable periods).

The following table summarizes the Updated January 2026 Financial Projections:

	Fiscal Years Ended December 31, (1)
(U.S. dollars in millions)	2026E	2027E	2028E	2029E	2030E
Total Revenue	$900	$879	$917	$956	$1,012
Adjusted EBITDA(2)	$185	$213	$228	$235	$249
EBITA(3)	$128	$150	$165	$172	$186
Unlevered Free Cash Flow(4)	$34	$88	$166	$160	$176

(1)

For purposes of the fairness opinion of Guggenheim Securities described under “Opinion of Guggenheim Securities, LLC,” (a) fully diluted shares were assumed to be ~~68,847~~68.836; and (b) net debt was assumed to be $367, which numbers were used to calculate an implied transaction Enterprise Value of $1,537 by (i) multiplying such number of fully diluted shares by the $17 per share price and (ii) adding such net debt amount.

(2)

Adjusted EBITDA, which is a non-GAAP financial measure, is defined as net income adjusted for net interest expense, income taxes, depreciation and amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. Adjusted EBITDA is after deduction of stock-based compensation expense for fiscal years 2026, 2027, 2028, 2029 and 2030 (of $8, $9, $10, $10 and $10 in each of the applicable periods). LTM Adjusted EBITDA as used in the fairness opinion of Guggenheim Securities described under “Opinion of Guggenheim Securities, LLC,” was based on the Company’s estimated 2025 estimated Adjusted EBITDA of $171.

(3)

EBITA, which is a non-GAAP financial measure, is defined as net income adjusted for net interest expense, income taxes, amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. EBITA is after deduction of stock-based compensation expense for fiscal years 2026, 2027, 2028, 2029 and 2030 (of $8, $9, $10, $10 and $10 in each of the applicable periods).

(4)

Unlevered Free Cash Flow, which is a non-GAAP financial measure, was arithmetically derived by Guggenheim Securities based on the Updated January 2026 Financial Projections provided to Guggenheim Securities by the Company’s management. Unlevered Free Cash Flow for fiscal years 2026, 2027, 2028, 2029 and 2030, respectively, is defined as Adjusted EBITDA from the Updated January 2026 Financial Projections for each applicable period (i) less taxes ($32, $38, $42, $43 and $47 in each of the applicable periods, provided that such amounts do not take into account the Company’s net operating loss balance), (ii) plus or minus changes in net working capital ($(32), $(29), $4, $(7) and $(1) in each of the applicable periods) and (iii) less capital expenditures ($87, $59, $24, $25 and $25 in each of the applicable periods).

NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES INTENDS TO, AND EACH OF THEM DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING OR EVENTS OCCURRING AFTER THE RESPECTIVE DATES WHEN THE FINANCIAL PROJECTIONS WERE PREPARED OR TO REFLECT THE EXISTENCE OF FUTURE CIRCUMSTANCES OR THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE INACCURATE OR NO LONGER APPROPRIATE.”

The first and second bullet points of the subsection titled “ —Opinion of Guggenheim Securities, LLC—Summary of Financial Analyses—Certain Definitions” on page 35 of the Schedule 14D-9 are hereby amended and supplemented as follows (new language underlined):

•

““EBITDA” means, for purposes of the Company, Adjusted EBITDA from the Updated January 2026 Financial Projections and, for purposes of any other company, the relevant company’s operating earnings (after deduction of stock-based compensation expense) before interest, taxes, depreciation and amortization.

•

“EBITA” means, for purposes of the Company, EBITA from the Updated January 2026 Financial Projections and, for purposes of any other company, the relevant company’s operating earnings (after deduction of stock-based compensation expense) before interest, taxes, and amortization.”

The first and second paragraphs under the subsection titled “ —Opinion of Guggenheim Securities, LLC—Summary of Financial Analyses—Discounted Cash Flow (DCF) Analysis” on pages 36 and 37 of the Schedule 14D-9 are hereby amended and supplemented as follows (new language underlined):

“Guggenheim Securities performed a stand-alone discounted cash flow analysis of the Company based on projected, after-tax unlevered free cash flows (after deduction of stock-based compensation expense, as such expense serves as an analytical proxy for the economic impact of future grants of equity-linked instruments to the Company’s management / employees) for the Company and an estimate of its terminal/continuing value at the end of the projection horizon.

In performing its discounted cash flow analysis with respect to the Company:

•	Guggenheim Securities utilized the Updated January 2026 Financial Projections, including the Unlevered Free Cash Flow derived therefrom and as set forth on page 31 of this Schedule 14D-9.

•

Guggenheim Securities used a discount rate range of 10.25% - 11.50% based on its estimate of the Company’s weighted average cost of capital. The weighted average cost of capital was estimated based on Guggenheim Securities’ (i) investment banking and capital markets judgment and experience in valuing companies similar to the Company and (ii) application of the capital asset pricing model, which requires certain (a) general inputs such as the prospective US equity risk premium and the corresponding risk-free rate and (b) company-specific inputs such as the subject company’s forward-looking equity beta reference range, derived by reference to selected publicly traded companies and adjusted for differences in capital structure utilizing a standard unlevering and relevering framework (taking into consideration the relationship between asset, equity and debt betas), the subject company’s assumed capital structure and the corresponding blended cost of debt, the subject company’s prospective marginal income tax rate as set forth in the Financial Projections and, as applicable, the appropriate size/liquidity premium for the subject company.

•

In estimating the Company’s terminal/continuing value, Guggenheim Securities used a reference range of perpetual growth rates of the Company’s terminal year normalized after-tax unlevered free cash flow of 2.25% - 2.75%. The terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to the Company’s implied terminal year EBITDA multiples. Guggenheim Securities selected such terminal/continuing value-related perpetual growth rates based on its professional judgment taking into account various considerations and factors, including among others (i) the nature of the Company’s businesses, including recent and expected trends in and competitive dynamics with respect to, and expected long-term growth prospects for, the industry and markets in which the Company operates, (ii) the Financial Projections and (iii) then-prevailing market expectations regarding US long-term economic growth and US long-term inflation.

•

Guggenheim Securities separately considered the estimated present value of the tax benefits associated with the Company’s existing net operating loss carryforwards and general business tax credits, which Guggenheim Securities estimated to have a present value of approximately $9 million and incorporated into its calculation of implied equity value.”

The third paragraph under the subsection titled “ —Opinion of Guggenheim Securities, LLC—Other Considerations” on page 39 of the Schedule 14D-9 is hereby amended and supplemented as follows (new language underlined and deleted text crossed through):

“Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities (i) may ~~(i)~~in the future provide such financial services to the Company, Parent, other participants in the Transactions or their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities ~~may have received, and may in the future~~would expect to receive~~,~~ compensation and (ii) directly or indirectly hold long or short positions~~,~~ in and may directly or indirectly trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to the Company, Parent other participants in the Transactions or their respective affiliates. As of the date of Guggenheim Securities’ opinion and except as otherwise described herein, Guggenheim Securities had no other pending engagements with the Company or Parent, and Guggenheim Securities and its affiliates had no investments in Parent. Furthermore, Guggenheim Securities’ and its affiliates’ and related entities’ respective directors, officers, employees, consultants and agents may make investments in the Company, Parent other participants in the Transactions or their respective affiliates.”

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The paragraph under the heading “ —Legal Proceedings” on page 46 of the Schedule 14D-9 is deleted and replaced with the following paragraphs:

“As of March 23, 2026, three complaints were filed in state court by purported stockholders of the Company regarding the Transactions (the “Complaints”).

On March 9, 2026, Steven Weiss, a purported stockholder of the Company, filed a complaint in the Supreme Court of the State of New York, County of New York, against the Company and the Company Board, captioned Weiss v. Great Lakes Dredge & Dock Corporation, et al., Index No. 651452/2026 (the “Weiss Complaint”). The Weiss Complaint alleges that this Schedule 14D-9 misrepresents and/or omits material information and, as a result, asserts causes of action against all defendants for (i) negligent misrepresentation and concealment in violation of New York common law and (ii) negligence in violation of New York common law. The Weiss Complaint seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission or actual and punitive damages in the event the Transactions are consummated; and (iii) an award of plaintiff’s fees and expenses, including attorneys’ and experts’ fees.

On March 10, 2026, Matthew Hamilton, a purported stockholder of the Company, filed a complaint in the Supreme Court of the State of New York, County of New York, against the Company and the Company Board, captioned Hamilton v. Great Lakes Dredge & Dock Corporation, et al., Index No. 651461/2026 (the “Hamilton Complaint”). The Hamilton Complaint alleges that this Schedule 14D-9 misrepresents and/or omits material information and, as a result, asserts causes of action against all defendants for (i) negligent misrepresentation and concealment in violation of New York common law and (ii) negligence in violation of New York common law. The Hamilton Complaint seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission or actual and punitive damages in the event the Transactions are consummated; and (iii) an award of plaintiff’s fees and expenses, including attorneys’ and experts’ fees.

On March 13, 2026, Robert Garfield and Anthony Zaccagnino, purported stockholders of the Company, filed a complaint in the Supreme Court of the State of New York, County of Westchester, against the Company, the Company Board, Purchaser, Parent, and Guggenheim Securities, captioned Garfield and Zaccagnino v. Armstrong, et al., Index No. 59413/2026 (the “Garfield Complaint”). The Garfield Complaint alleges, among other things, that the Schedule TO and this Schedule 14D-9 misrepresent and/or omit material information and, as a result, asserts causes of action against the defendants for (i) negligent misrepresentation and concealment in violation of New

York and Florida common law (against all defendants); (ii) negligence in violation of New York and Florida common law (against all defendants); (iii) violation of the Florida Securities and Investor Protection Act, Fla. Stat. §§ 517.211 and 517.301 (against all defendants except Guggenheim Securities); and (iv) civil conspiracy in violation of Florida common law (against all defendants except Guggenheim Securities). The Garfield Complaint seeks, among other things, (i) declarations that the defendants engaged in the alleged unlawful conduct; (ii) corrective and complete disclosures; (iii) injunctive relief preventing the consummation of the Transactions; (iv) rescission in the event the Transactions are consummated; and (v) an award of plaintiff’s fees and expenses, including attorneys’ and experts’ fees.

In addition to the Complaints, the Company has received demand letters from purported Company stockholders, which generally allege disclosure deficiencies in connection with the disclosures associated with the Transactions, as well as a letter from a purported Company stockholder requesting to inspect the books and records of the Company pursuant to Section 220 of the DGCL (collectively, the “Demand Letters”). The Company has also received written demands for appraisal from two related purported Company stockholders pursuant to Section 262 of the DGCL.

The Company believes that the allegations and claims asserted in the foregoing Complaints and Demand Letters are without merit, that the disclosures in the Schedule 14D-9 comply fully with applicable law, and that no further disclosure is required. However, solely in order to mitigate any risk of the Complaints and Demand Letters delaying or otherwise affecting consummation of the Transactions and to minimize any costs, risks, and uncertainties inherent in any litigation related thereto, and without admitting liability or wrongdoing, the Company has determined to voluntarily supplement the Schedule 14D-9 as described in this Amendment. Nothing in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Complaints and Demand Letters and any assertion that additional disclosure was required.

It is possible that additional, similar complaints or demand letters may be filed against, or received by, the Company or the Company Board or that the Complaints or Demand Letters will be amended. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, the Company will not necessarily disclose them. The outcome of the matters described above cannot be predicted with certainty.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/ Vivienne R. Schiffer
Name: Vivienne R. Schiffer
Title: Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

Date: March 23, 2026